

January 13, 2014

<u>Via E-mail</u>
Mr. F. Nicholas Grasberger, III
Vice President and Corporate Controller
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

> **RE: Harsco Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 8-K**
> **Filed November 26, 2013**
> **Response dated January 6, 2014**
> **File No. 1-3970**

Dear Mr. Grasberger:

We have reviewed your response letter dated January 6, 2014 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 8-K Filed November 26, 2013</u>

1. We note your response to comment three of our letter dated December 19, 2013. Adjustment (i) reflects the approximate 29% equity interest in the income of the strategic venture. It appears that these estimated adjustment amounts are based upon expectations rather than reliable, documented evidence. We remind you that Rule 11-02(b)(6) of Regulation S-X states that adjustments related to the pro forma condensed income statement shall include adjustments which give effect to events that are factually supportable. Please help us understand how you determined this adjustment is factually supportable.

  If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

        Sincerely,

        /s/ Terence O'Brien

        Terence O'Brien
        Accounting Branch Chief